UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer

InGen Dynamics, Inc.

Legal status of issuer

> ***Form***

> Corporation

> ***Jurisdiction of Incorporation/Organization***

> Delaware

> ***Date of organization***

> July 21, 2015

Physical address of issuer

4500 Great America Parkway

Santa Clara, CA 95054

Website of issuer

https://www.ingendynamics.com/

Name of intermediary through which the Offering will be conducted

DealMaker Securities LLC

CIK number of intermediary

0001872856

SEC file number of intermediary

00870756

CRD number, if applicable, of intermediary

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

DealMaker Securities LLC will receive a 8.5% commission based on the dollar amount of the securities sold. The Company is also receiving a $2,000 monthly maintenance fee, and a $12,000 monthly marketing services fee.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust

Type of security offered

Class D Common Stock

Target number of Securities to be offered

250

Price (or method for determining price)

$40

Target offering amount

$10,000

Oversubscriptions accepted:

☑ Yes
☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)

$4,944,000

Deadline to reach the target offering amount

November 30, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

10

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$165,111	$10,112
Cash & Cash Equivalents	$111	$10,112
Accounts Receivable	$165,000	$0
Short-term Debt	$192,827	$192,827
Long-term Debt	$419,313	$419,313
Revenues/Sales	$165,000	$36,174
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$324,171	-$234,540

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands



FORM C DATED AUGUST 30, 2023

INGEN DYNAMICS, INC.

www.ingendynamics.com

UP TO $4,800,000 (120,000 SHARES) OF CLASS D COMMON STOCK
PLUS UP TO 25,000 "BONUS SHARES" OF CLASS D COMMON STOCK
plus an aggregate of $144,000 in Investor Processing Fees

MINIMUM INVESTMENT: $1,000 (25 SHARES)

InGen Dynamics, Inc., a Delaware corporation (the "*Company*," as well as "we," "us," or "our"), is offering up to $4,800,000 worth of the Company's Class D Common Stock, $0.00001 par value per share (the "*Shares*"), at a purchase price of $40 per Share, plus up to 25,000 Shares as "Bonus Shares," pursuant to Regulation CF of the Securities and Exchange Commission (such offering, the "*Offering*"). Purchasers of the Shares are sometimes revered to herein as "*Investors*."

	Price to Investors	Services Fees	Net Proceeds
Minimum Purchase per Investor	$1,000	$85	$915
Investor Processing Fee	$30	–	$30
Minimum Offering Amount	$10,000	$850	$9,150
Maximum Offering Amount	$4,944,000	$588,240	$4,355,760

The minimum target amount of the Offering is $10,000 (the "*Target Offering Amount*"). The Offering is being conducted on a "best efforts" basis and the Company must reach its Target Offering Amount by November 30, 2023 (the "*Offering Deadline*"), otherwise no Shares will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches its Target Offering Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that Investors who have committed funds will be provided notice five business days prior to the close.

The minimum amount of Shares that can be purchased is $1,000 per Investor, or 25 Shares (which may be waived by the Company, in its sole and absolute discretion). The rights and obligations of the holders of Shares are set forth below in the sections entitled "The Offering" and "Ownership and Capital Structure." Additionally, Investors will be required to pay a processing fee of $30 (the "*Investor Processing Fee*"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "Ownership and Capital") and is in addition to the $1,000 minimum investment per Investor. The Intermediary receives commissions on the Investor Processing Fee.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Shares at any time and for any reason, and the offer made hereby is subject to modification, prior sale and withdrawal at any time.

This Offering is being made through DealMaker Securities LLC (the "*Intermediary*"), including completing and executing a subscription agreement (the "*Subscription Agreement*") for the purchase of Shares. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "*Escrow Agent*") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary may cancel or rescind the Company's offer to sell the Shares at any time for any reason.

The Intermediary will be entitled to receive an 8.5% commission based on the dollar amount of the securities sold. The Company is to pay a $2,000 monthly maintenance fee, and $12,000 monthly marketing fee. Estimated totals for monthly fees are explained further in the section titled, "The Offering."

Required Legends

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR

DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

See also section entitled "Ongoing Reporting," below.

Additional Disclaimer

THIS FORM C MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND ITS STRATEGY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE EXPERIENCE OF, BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, WORDS LIKE "ESTIMATE," "PROJECT," "BELIEVE," AND "EXPECT" CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S EXPERIENCE AND CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE ITS FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

TABLE OF CONTENTS

THE COMPANY 1

ELIGIBILITY 2

DIRECTORS OF THE COMPANY 3

OFFICERS OF THE COMPANY 4

PRINCIPAL SECURITY HOLDERS 7

BUSINESS AND ANTICIPATED BUSINESS PLAN 8

RISK FACTORS 10

THE OFFERING 21

OWNERSHIP AND CAPITAL STRUCTURE 24

    The Offering.. 24

    Restrictions on Transfer of the Securities Being Offered.. 27

    Description of the Company's Securities 27

FINANCIAL CONDITION OF THE COMPANY 37

FINANCIAL INFORMATION 39

OTHER MATERIAL INFORMATION... 42

ONGOING REPORTING 43

SIGNATURE.. 44

THE COMPANY

1. Name of issuer:

The name of the issuer is InGen Dynamics, Inc., a Delaware corporation (the "*Company*").

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?   ☐ Yes   ☒ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Arshad Hisham
Dates of Board Service:	July 2015 to present
Principal Occupation	Business executive and entrepreneur
Employer Dates of Service:	July 2015 to present
Employer's Principal Business:	Robotics
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	Director (July 2015 to present) Chief Executive Officer (July 2015 to present) Secretary (September 2015 to present)
List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	Employer: InGen Dynamics, Inc. Principal Business: Robotics Title: Chief Executive Officer Responsibilities: *See* "Officers of the Company," below

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Arshad Hisham
Title:	Chief Executive Officer, Secretary
Dates of Service:	July 2015 to present
Responsibilities:	General supervision, direction and control of the business and the Company's officers, employees and other service providers
Prior positions and offices with the issuer:	Director (July 2015 to present) Chief Executive Officer (July 2015 to present) Secretary (September 2015 to present)
Other employers, titles and dates of positions held during past three years:	n/a

Name:	Wladimir Silva
Title:	Chief Operating Officer
Dates of Service:	February 2022 to present
Responsibilities:	Design and implementation of business strategies, plans and procedures; supervision of daily operations of the Company
Prior positions and offices with the issuer:	Advisor & Consultant (June 2021 to January 2022)
Other employers, titles and dates of positions held during past three years:	Grace Blue Partnership *Chief Development Officer & Head of Consumer, APAC* Develop revenue opportunities, grow consumer brands practice, manage special projects DHR Global *Managing Partner, APAC & Middle East* Manage Consumer & Retail team

Name:	Eric Egnet
Title:	Chief Strategy Officer
Dates of Service:	January 2021 to present
Responsibilities:	Formulate, communicate and guide Company strategy
Prior positions and offices with the issuer:	n/a
Other employers, titles and dates of positions held during past three years:	Trendigm *Chief Executive Officer* Manage all company operations Peculium *Chief Executive Officer* (U.S.) Manage U.S. operations Friend Software Corporation AS *Chief Innovation Officer* Manage business strategies, technology and development

Name:	Rajeev Verma
Title:	Chief Technology Officer
Dates of Service:	January 2022 to present
Responsibilities:	Oversee and supervise Company's research and development and technical operations
Prior positions and offices with the issuer:	n/a
Other employers, titles and dates of positions held during past three years:	Lockheed Martin *Chief Engineer* Oversee Technical Performance & Delivery across UK portfolio of Maritime Programmes QinetiQ *Engineering Leader* Design, develop and introduce the RCS capability to end users; delivery of technical aspects of projects

Name:	Joanna Catalano
Title:	Interim Chief Growth Officer
Dates of Service:	November 2022 to present
Responsibilities:	Develop and implement Company's growth strategy, identify new business opportunities, acquisitions and market expansion
Prior positions and offices with the issuer:	*Executive Advisor, Growth & Market Entry Strategy*
Other employers, titles and dates of positions held during past three years:	Piano *Chief Growth Officer* Manage customer experience and growth strategies iProspect Asia Pacific *Chief Executive Officer* Manage company operations

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power:

Name of Holder	No. and Class of Securities Now Held	Pct. of Voting Power Prior to Offering[1]
Arshad Hisham	6,500,000 shares of Class A Common Stock	99.7%

---

[1] Assumes the following: (i) conversion of all outstanding SAFEs immediately prior to a qualifying equity financing in which the Company issues and sells equity securities to investors at $40 per share; (ii) all outstanding stock appreciation rights ("*SARs*") vest and become exercisable, and that the fair market value of the Company's Class B Common Stock on the date the SARs are exercised is equal to $40 per share; and (iii) exercise of all outstanding warrants to purchase common stock and conversion of all outstanding SAFEs, where the fair market value of the Company's Class B Common Stock at the time of exercise is equal to $40 per share.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

The Company is an AI, automation and robotics company with a platform strategy at its core. We believe that the connected home is the new technology battleground and the lack of mobility of existing personal home technology limits the possibilities of smart devices at home. A combination of mobility and new interaction paradigms such as voice command and gesture-based interactions help fuel new use cases in connected homes. We envision that our robot devices and services will serve as personal utility home robots, mobile home entertainment hubs, extensible personal assistants and Internet of Things (IoT) hubs, keeping your home safe and healthy, improving your day, and much more.

History and Structure

The Company was incorporated as a Delaware corporation on July 21, 2015.

Principal Products & Services

InGen's flagship product is *Aido*, a modular service robot platform specifically designed for household, hospitality, healthcare and retail uses. *Aido* is designed to be set up out-of-the-box with customizable software and hardware to program it for different environments. *Aido* uses a combination of audio capture, lidar, camera systems and sensors to analyze the voice, gestures and movements of customers. Based on these, the device will. Begin to autonomously inform, guide, and entertain its users. *Aido* has been in development since the Company's founding, and the first generation of *Aido* units began shipping to customers in late 2022.

In addition to *Aido*, the Company has a number of other products under development:

- *Fari* is a robot bundle being specially designed for older adults to augment their ability to stay focused, connected and engaged. *Fari*'s interactions are designed to be easy and fun, and her powerful AI and machine learning modules will make her even more helpful by learning about things her users like and need.

- *Senpai* is being designed as the next generation educational robot platform. It is a state-of-the-art machine with practically unlimited possibilities. Because it is intended to be used as an education tool, we are designing *Senpai* to be sold at a highly affordable price point for schools and families.

- *Kaiser.HAUS* is a powerful yet intuitive system we are designing to automate some of the world's most advanced homes.

- *Sentinel* is surveillance product that combines state-of-the-art software, sensor components and hardware technologies to covertly deploy as a layered multi-sensor platform to detect, recognize and combat active events. *Sentinel* is being designed to deliver highly accurate deep learning and AI-based real-time event detections to deliver the most secure access control environment available, from parking lots to building interiors, or wherever people and communities gather.

- *Origami* is a cutting-edge commercial platform-as-a-service (PaaS) that includes robotics, AI and smart automation-enabled features. *Origami* will provide customers with strategic opportunities, commercial benefits and technology support to strengthen and compliment their own business and technology offerings.

As *Aido* and the Company's other products and services reach their production and distribution stages, the Company will market these offerings to a range of customer segments, at multiple price structures. InGen's customers include both retail consumers and "B2B" and other institutional and enterprise customers. Many of InGen's products and services will be built on top of the *Aido* device, requiring a one-time hardware purchase and a recurring subscription (for personal consumers) or license (for enterprise customers) fee. The Company is also developing its *Origami* platform to be monetized across a number of channels.

Market and Competition

The market for consumer and business robots is projected to expand rapidly over the next several years. Growth in connection with home devices, declining component costs, advancement of artificial intelligence and language learning models, and adoption of robotic devices by consumers serve as emerging trends driving the home robotics industry that will result in more advanced products and services being offered to consumers at lower price points.

Aido is designed as an extendable utility robot expected to push the envelope on gesture-based interaction technology using its projectors. *Aido*'s technology, algorithms and patterns are expected to give it a competitive advantage in the marketplace and prevent commoditization. *Aido* competes with companies and products like Amazon Astro, Temi, Elli-Q and Moxie.

Employees and Other Service Providers

As of April 1, 2023, the Company has approximately 10 employees and contractors. In addition, the Company has contracted with AH Beta Dynamics and Robotics Pvt. Ltd., a private limited company organized under the laws of the Republic of India ("*AH Beta Dynamics*"), to provide the Company with additional hardware and software engineering services. AH Beta Dynamics employs approximately 103 employees, primarily in India.

RISK FACTORS

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

This section identifies risks that are specific to the Company's business and financial condition. The Company is also subject to the risks common to all development, production, and distribution companies in the entertainment industry, including those that all companies are exposed to. These risks include, but are not limited to, risks relating to economic downturns, political and economic events, and natural disasters. Additionally, development-stage companies are inherently riskier than more developed companies. Investors should consider general risks as well as specific risks when deciding whether to invest.

Limited Operating History and Revenue

The Company is in development stages of its technology and has only recently begun shipping units to customers. Therefore, we have a limited history upon which an evaluation of our performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with relatively new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, including purchasing patterns of customers and the development of competitive products in the market. We will only be able to pay dividends on any shares once our Board of Directors determines that we are financially able to do so. The Company has generated limited revenues since inception. There is no assurance that we will be profitable in the future or generate sufficient revenues to pay dividends to the holders of the Shares.

Unpredictable Operating Costs

In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect the Company due to numerous factors, many of which are beyond our control. Increases in operating costs for the Company or our products and services would likely negatively impact our operating income, and could result in substantially decreased earnings or a loss from operations.

Unpredictable Marketing Expenses

Marketing of our product, services and Company brand can be conducted through a variety of channels, and the ultimate success of our products and services likely depend on such marketing efforts. However, it is difficult to predict which marketing channels and messages will resonate with certain customers. Due to the volatile nature of marketing costs and the potential need to explore a variety of marketing efforts, the Company may need to use additional funds for marketing that could impact growth and projected profitability.

Product Development and Sales

There can be no assurance that we can develop *Aido* or other products and services to be saleable or successful. There can be no assurance that we will be able to develop our product and service offerings on time or at all, or that the products and services will function as intended once developed. Additionally, if we become subject to bankruptcy or a similar proceeding or lose our ability to attract and retain qualified personnel, we may not be able to sustain operations, complete development of the product or may develop a product that fails to attract consumers, and consequently our business will be materially adversely affected.

Moreover, if we do not timely introduce new products that succeed in the market, our business and operating results could suffer. The market for our products is characterized by rapidly changing technology, evolving industry standards, short product life cycles and frequent new product introductions. As a result, we must continually introduce new products and technologies and enhance existing products in order to remain competitive. The success of our new products depends on several factors, including our ability to anticipate technology and market trends, timely develop innovative new products and enhancements, distinguish our products from those of our competitors, manufacture and deliver high-quality products, and price our products competitively.

Our growth projections are based on the assumptions that *Aido* and other products and services under development can be successfully industrialized, manufactured, sold and supported. It is possible that our products and services will fail to gain market acceptance for any number of reasons. If the new products and services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Third-Party Reliance

Substantially all of the Company's manufacturing, warehousing and shipping is performed in whole or in part by a few outsourcing partners located primarily in China, Germany and Israel. While these arrangements may lower operating costs, they also reduce the Company's direct control over production and distribution. It is uncertain what effect such diminished control will have on the quality or quantity of products or services, or the Company's flexibility to respond to changing conditions. We may experience operational difficulties with our manufacturing partners, including reductions in the availability of production capacity, failure to comply with product specifications, insufficient quality control, failure to meet production deadlines, increases in manufacturing costs and longer lead time. Our partners may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases, violation of environmental, health or safety laws and regulations, health epidemics, or other problems. We may have disputes with our contract manufacturers, which may result in litigation expenses, divert our management's attention and cause supply shortages to us, which may cause harm to the Company and its finances.

Growth Complexities

The scope and complexity of our business and our service provider headcount have increased and we expect will continue to increase significantly for the foreseeable future. The growth and expansion of our business and products create significant challenges for our management, operational, and financial resources, including managing relationships with third parties. In the event of continued growth of the Company's operations or in the number of our third-party relationships, our information technology systems or internal controls and procedures may not be adequate to support our operations. We must continue to improve our operational, financial, and management processes and systems and to effectively expand, train, and manage our employee base. As we continue to grow, and have to implement more complex organizational management structures, we may find it increasingly difficult to maintain adequate oversight. This could negatively affect our business performance.

Delivering the Company's products is costly because of our research and development expenses and need for employees and consultants with specialized skills. We expect our expenses to continue to increase in the future as we continue to develop *Aido's* capabilities and expand our other product offerings, which will require additional personnel, research and marketing costs. Our expenses or the time to market may be greater than we anticipate and our investments to make the business more efficient may not be successful. In addition, the Company may need to increase marketing, sales, and other operating expenses in order to grow and expand its operations and to remain competitive. Increases in our costs may adversely affect our business and profitability.

Future Capital Requirements

The design, manufacture, sale and servicing of service robotics is a capital-intensive business. Even if we successfully raise the maximum amount of this Offering, we estimate that we will need to raise additional capital in the future to fully commercialize *Aido* and future products and services. We will need to raise additional funds through the issuance of equity, convertible or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales channels, improve product components, and make the investments in tooling and manufacturing equipment required to launch our products. There is no assurance that the Company will be able to raise additional funds when needed.

In addition, we may seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations or financial condition.

Management Concentration and Discretion

The Company currently depends on the continued services and performance of key members of its management team, including our founder and CEO, Arshad Hisham. The loss of key personnel, particularly Mr. Hisham, could disrupt our operations and have an adverse effect on our business. As we continue to grow, we cannot guarantee that we will continue to attract the personnel the Company needs to maintain its competitive position. If we do not succeed in attracting, hiring, and integrating qualified personnel, or retaining and motivating existing key personnel, we may be unable to grow effectively.

Our success is also substantially dependent upon the discretion and judgment of our management team, particularly with respect to the allocation of the proceeds of this Offering.

Intellectual Property Rights

Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on intellectual property laws, confidentiality procedures and contractual provisions, such as nondisclosure terms, to protect our intellectual property. Others may independently develop similar technology, duplicate our products, or design around our intellectual property rights. In addition, unauthorized parties may attempt to copy aspects of our product or to obtain and use information that we regard as proprietary, which may result in the development of products that compete with our products. Any of these events could significantly harm our business, financial condition and operating results.

Financial Reporting and Controls

Effective internal controls and accounting resources are necessary for us to provide reliable financial reports, which, as a growing company, we are still building out with the support of third-party professional services firms. Failure to achieve and maintain an effective internal accounting and control environment could cause us to face regulatory action and also cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our business and financial results.

Industry Competition

We operate in a highly competitive industry that is subject to rapid technological change, and we expect competition and pace of technological change to continue to increase.

There are several other companies that have developed or are developing technology and devices that compete with *Aido*. Our principal competitors in the service robotics market include Jibo, Sota, Buddy, Pepper and Amazon Echo. These or other service robotics products and companies, academic and research institutions, or other entities may develop new technologies that provide a superior personal robotics device, are more effective in addressing the key problems *Aido* is developed to address or are less expensive than *Aido* or our future products or services. Our technologies and products could be rendered technologically obsolete by such developments.

The Company believes that its ability to compete with these other products and companies depends on many factors, some of which are beyond its control, including market acceptance of *Aido* and other InGen products by retailers and consumers, the Company's ability to attract and retain employees, quality suppliers and quality distributors, the Company's ability to maintain access to adequate capital resources, and the effectiveness of the Company's advertising and marketing efforts, including the ability to retain a powerful brand identity.

Our competitors may respond more quickly to new or emerging technologies, undertake more extensive marketing campaigns, have more significant financial, marketing and other resources than we do or may be more successful in attracting potential customers, employees and strategic partners. In addition, potential customers could have long-standing or contractual relationships with competitors or other robotics companies.

Size of Market

The Company's estimates of the size and future growth in the market for our current products and services, as well as those under development, is based on a number of internal studies, reports and estimates. While we believe we are appropriately forecasting the total market for our products and services, these estimates may not be correct and the conditions supporting our estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. The actual demand for our products and services or those of our competitors could differ materially from our projections if our assumptions are incorrect. As a result, our estimates of the size and future growth in the market for *Aido* or any future products or services may prove to be incorrect. If the demand is smaller than we have estimated, it may impair our projected sales growth and have an adverse impact on our business.

Product Inventory Optimization

The Company's ability to manage our inventory levels to meet our customers' demand for our products and services is important for our business. As we begin shipping our first generation of *Aido* robots to selected markets, we will attempt to optimize production levels and inventory management based on forward-looking demand estimates that attempt to account for supply lead times, production capacity and timing of deliveries. If we over or underestimate demand for any of our products during a given season, we may not maintain appropriate inventory levels, which could negatively impact our net sales or working capital, hinder our ability to meet customer demand, or cause us to incur excess and obsolete inventory charges.

Supply Chains

InGen is a global company; our *Aido* devices are currently manufactured and warehoused in China, Germany and Israel. In managing these supply chains, the Company faces risks including product shortages, price volatility, disruptions in the delivery of key components or materials or quality issues with suppliers. The Company believes these supply chain risks significantly increased during the COVID-19 pandemic and remain high, even has the pandemic has begun to subside.

Regulatory Changes

The Company is subject to various regulations and standards, including safety, privacy, and consumer protection regulations, and may face penalties or reputational harm if it fails to comply with such regulations.

Moreover, robotics hardware and artificial intelligence software are the subject of growing public policy debate in the jurisdictions where the Company operates and markets its products. The Company may face risks related to changes in regulatory requirements or standards in jurisdictions where it operates, markets or sells to customers, which could require the Company to modify its products or operations and could result in increased costs or reduced profitability.

Cybersecurity

The Company's products and services are "connected" products that potentially expose our business to cybersecurity threats. As a result, we could be subject to systems, service or product failures, natural disasters, power shortages or terrorist attacks, but also from exposure to cyber or other security threats. Global cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to our systems to sophisticated and targeted measures known as advanced persistent threats directed at our products, our customers and/or our third-party service providers, including cloud providers. There has been an increase in the frequency and sophistication of cyber and other security threats we face, and our customers are increasingly requiring cyber and other security protections and standards in our products, and we may incur additional costs to comply with such demands.

The potential consequences of a material cyber or other security incident include financial loss, reputational damage, negative media coverage, litigation with third parties, which in turn could adversely affect our competitiveness, business, financial condition, results of operations and cash flows.

In addition, we may at times collect, store, and transmit information of, or on behalf of, our customers that may include certain types of confidential information that may be considered personal or sensitive, and that are subject to laws that apply to data breaches. We believe that we take reasonable steps to protect the security, integrity, and confidentiality of the information we collect and store, but there is no guarantee that inadvertent or unauthorized disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts to protect this information, including through a cyber-attack that circumvents existing security measures and compromises the data that we store. If such unauthorized disclosure or access does occur, we may be required to notify persons whose information was disclosed or accessed. Most jurisdictions have enacted data breach notification laws and, in addition to United States laws that apply to certain types of information, such as financial information, federal legislation has been proposed that would establish broader federal obligations with respect to data breaches. We may also be subject to claims of breach of contract for such unauthorized disclosure or access, investigation and penalties by regulatory authorities and potential claims by persons whose information was disclosed. The unauthorized disclosure of information, or a cyber-security incident involving data that we store, may result in the termination of one or more of our commercial relationships or a reduction in client confidence and usage of our services. We may also be subject to litigation alleging the improper use, transmission, or storage of confidential information, which could damage our reputation among our current and potential clients and cause us to lose business and revenue.

Products Liability and Other Litigation

The production, marketing and sale of digital products have inherent risks of liability in the event of product failure or claim of harm caused by product operation. Furthermore, even meritless claims of product liability may be costly to defend against. While the Company's management believes our products do not carry substantial product liability risk, the Company may nonetheless face product liability claims related to its products, which could result in costly litigation, damage to our reputation, and regulatory sanctions.

In addition, the Company may face risks related to other litigation, including claims related to intellectual property, breach of contract, or other disputes.

Market Conditions

The Company's performance may be impacted by changes in the economy or market conditions, including changes in consumer preferences or spending habits. Because *Aido* and our other products and services are generally considered discretionary items for consumers, factors affecting the level of consumer spending for such discretionary items include general economic conditions, consumer confidence in future economic conditions, consumer sentiment, the availability and cost of consumer credit, levels of unemployment, and tax rates. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services may have an adverse effect on our operating results and financial condition.

The Company may also face risks related to doing business in international markets, including currency fluctuations or controls, import-expert restrictions, tariffs and political instability.

The Company may face risks related to business interruptions caused by natural disasters, pandemics (including the reemergence of COVID-19), or other unforeseen events.

No Control over Management

The Shares are non-voting stock. Voting control is concentrated in the hands of the Company's founder, CEO and sole director, Arshad Hisham, who owns more than 99% of the voting securities of the Company. Investors will not be able to influence the Company's policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, expansion of any employee equity or option pool, any merger, consolidation, sale of all or substantially all Company assets, or other major action requiring shareholder approval, and Mr. Hisham will continue to retain voting control.

Restrictions on Transfer and Liquidity

The Subscription Agreement that Investors will execute in connection with this Offering contains a "market stand-off" provision applicable to the Class D Shares in the event of an initial public offering ("*IPO*"), which may limit or delay an Investor's ability to transfer Class D Shares for a period of time surrounding such an offering (*see* answer to Question 19, below).

In addition, when any Shares purchased by an Investor in this Offering are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the Shares or to the transferor with regard to ownership of the Shares that were in effect immediately prior to the transfer of the Shares, including the Subscription Agreement.

There is no formal marketplace for the resale of the Class D Shares. Our Class D Shares may only be sold to the extent any demand exists, and there is no guarantee any such market demand will develop. Investors should assume that they may not be able to liquidate their investment.

Future Dilution and Subordination of Stockholder Rights and Preferences

Even if the Company sells the maximum number of Shares available under this Offering, the Company may need to raise additional funds in the future, such as through a debt, equity or convertible financing.

We may offer additional shares of our Class D Common Stock, other classes of equity or instruments that convert into shares of stock, any of which offerings would dilute the ownership percentage of Investors in this offering. Under this scenario, your rights and the value of your investment in the Shares could be reduced. Preferred stock could be issued with such rights and preferences that are more advantageous to those investors than to the Investors purchasing Shares under this Offering. In addition, if we need to raise more equity capital from the sale of shares of capital stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of common stock which we sell could be sold into any market which develops, which could adversely affect the market price of your Shares.

If the financing takes the form of debt or debt securities, interest could increase our costs and debt service payments could reduce our free cash flow, either of which could negatively impact our operating results.

The Board of Directors of the Company has authority to authorize the Company to issue additional shares of the Company's capital stock (including both common and preferred stock) and to establish the rights and preferences with respect to such additional stock, including liquidation preferences that may be senior to the common stock offered through this offering. In addition, the Company has reserved additional Class B Shares under an equity incentive compensation plan for members of the Company's management team and other employees and consultants. The Company also has the ability to issue equity through preferred stock with terms and preferences to be determined in the sole discretion of the Board of Directors. Preferred stock would likely be senior to the Company's common stock on liquidation and may have other preferential rights such as the right to appoint an additional member to the Board of Directors or a right to receive a preferred return on investment. Such future issuances of preferred or common stock may dilute an Investor's investment in this offering.

Discount

Investors in this Offering who invest more than $3,000 are entitled to "Bonus Shares" resulting in a discount to the price per Share paid by such Investors in this Offering (*see* answer to Question 13, below). Therefore, the value of the Shares of Investors who pay the full price in this Offering will be immediately diluted by investments made by Investors entitled to the discount, who will pay less for their stake in the Company.

Our Valuation and Offering Price Have Been Established Internally and are Difficult to Assess

The company has set the price of its Class D Common Stock at $40.00 per share, plus a $30 Investor Transaction Fee (see "Securities Being Offered" for further details on this fee). This fee is intended to offset transaction costs and though this fee is counted towards the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF, we did not include it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings.

The Investor Transaction Fee May Not County Toward Your Cost Basis for Tax Purposes

The IRS and/or another relevant tax authority may consider the price of the Shares before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Waiver of Inspection Rights

Section 220 of the General Corporation Law of Delaware allows a stockholder of a company to inspect for any proper purpose, a company's stock ledger, list of stockholders, and other books and records and the books and records of a company's subsidiary in certain circumstances. By purchasing Shares in this Offering, Investors agree to waive the inspection rights set forth in Section 220 of the General Corporation Law of Delaware. Despite our obligation to publicly file certain reports under Regulation CF, such waiver will limit an investor's ability to obtain information from us for certain proper purposes under the General Corporation Law of Delaware, which may prevent or delay an Investor from evaluating our business or such Investor's investment in the Shares.

Exclusive Forum Selection

In order to invest in this Offering, Investors agree to resolve disputes arising under the subscription agreement in the state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Jury Waiver

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which Investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the Investor warrants that the Investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the Investor's jury trial rights following consultation with the Investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

Size and Structure of Offering

The size of this Offering is not necessarily indicative of the actual value of the Company. The maximum size of this Offering has been determined by the Company's management based primarily upon the amount of capital management has determined is necessary to continue the Company's research and development and cover the Company's customer acquisition costs and product inventory costs as it scales for more growth. The amount is not related to the Company's assets, book value, or results from operations. If additional capital is required to accommodate customer growth, maintain or increase product research, or achieve profitability in the future, the terms of such financing may be more or less favorable than the terms of the Offering.

Additional Disclosures

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISK NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

THE OFFERING

9. What is the purpose of this offering?

The purpose of this Offering is to raise capital to finance the sales and marketing of our *Aido* and other devices, the inventory and shipping costs associated with fulfilling orders for our *Aido* and other devices, the continued research and development of our *Aido* and other devices, and general working capital, including other business operations, legal and accounting costs, and other miscellaneous and contingency expenses.

10. How does the issuer intend to use the proceeds of this offering?

The Company estimates that its net proceeds from a fully-subscribed Offering, after total Offering expenses, will be approximately $4.368 million. The following table sets forth the Company's planned use of the net proceeds under various funding scenarios:

	If Target Offering Amount Sold	If Maximum Amount Sold
Gross Offering Proceeds:	$10,300	$4,944,000
(Less: Estimated Offering Expenses)	($876)	($588,240)
Estimated Net Offering Proceeds	$9,424	$4,355,760
Principal Uses of Net Proceeds:		
Sales & Marketing	$1,900	$870,000
Inventory & Shipping	$2,400	$1,090,000
Legal & Accounting	$500	$220,000
Operations	$1,400	$660,000
Research & Development	$2,400	$1,090,000
Miscellaneous & Contingency	$824	$425,760
Total Use of Net Proceeds	**$9,424**	**$4,355,760**

Because the offering is a "best efforts" offering, we may close the offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this offering. In this event the use of proceeds will be adjusted by management based on the amount raised.

THE COMPANY RESERVES THE RIGHT TO CHANGE THE ABOVE USE OF PROCEEDS IF MANAGEMENT BELIEVES DOING SO IS IN THE BEST INTERESTS OF THE COMPANY.

Intermediary Fees

In addition to an 8.5% commission on the amount sold in this Offering, we pay a $2,000 monthly maintenance service fee, and a $12,000 monthly marketing service fee to the Intermediary. The table above assumes we close on the Target Offering Amount within one month, and the maximum amount of the Offering is sold within 12 months. We will pay more in fees the longer it takes us to close on the amounts outlined above. The most we would need to allocate towards the monthly expenses is $168,000.

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

No.

(b) How will the issuer complete the transaction and deliver securities to the investors?

After an Investor's investment has been accepted by the Company during a closing (typically monthly), Shares may be issued by the Company to the Investor at any time. The Company will determine, in its discretion, the frequency (per monthly closing, quarterly, etc.) of such stock issuances. DealMaker Transfer Agent, our transfer agent, will issue Direct Registration Statements to Investors through DealMaker's secure online "Engage" portal.

12. How can an investor cancel an investment commitment?

NOTE: INVESTORS MAY CANCEL AN INVESTMENT COMMITMENT UNTIL 48 HOURS PRIOR TO THE DEADLINE IDENTIFIED IN THESE OFFERING MATERIALS.

THE INTERMEDIARY WILL NOTIFY INVESTORS WHEN THE TARGET OFFERING AMOUNT HAS BEEN MET.

IF THE ISSUER REACHES THE TARGET OFFERING AMOUNT PRIOR TO THE DEADLINE IDENTIFIED IN THE OFFERING MATERIALS, IT MAY CLOSE THE OFFERING EARLY IF IT PROVIDES NOTICE ABOUT THE NEW OFFERING DEADLINE AT LEAST FIVE BUSINESS DAYS PRIOR TO SUCH NEW OFFERING DEADLINE (ABSENT A MATERIAL CHANGE THAT WOULD REQUIRE AN EXTENSION OF THE OFFERING AND RECONFIRMATION OF THE INVESTMENT COMMITMENT).

IF AN INVESTOR DOES NOT CANCEL AN INVESTMENT COMMITMENT BEFORE THE 48-HOUR PERIOD PRIOR TO THE OFFERING DEADLINE, THE FUNDS WILL BE RELEASED TO THE ISSUER UPON CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT AFTER A MATERIAL CHANGE IS MADE TO THE OFFERING, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED AND THE COMMITTED FUNDS WILL BE RETURNED.

Investors may cancel their subscription up to 48 hours prior to a closing by notifying the Company or its designated agent by email.

OWNERSHIP AND CAPITAL STRUCTURE

The summaries below of the Company's capital stock and other securities are qualified in their entirety by the provisions of the Company's Amended and Restated Certificate of Incorporation (the "*Certificate*"), the bylaws of the Company ("*Bylaws*"), and any agreements between or among the Company and the holder of any shares of capital stock or other securities.

FOR A COMPLETE DESCRIPTION OF INGEN DYNAMIC'S CAPITAL STOCK, YOU SHOULD REFER TO THE FORM OF ITS AMENED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS, AND APPLICABLE PROVISIONS OF THE DELAWARE GENERAL CORPORATION LAW (THE "*DGCL*").

The Offering

13. Describe the terms of the securities being offered.

The Company is offering up to 120,000 Shares of Class D Common Stock in this Offering at a purchase price of $40 per Share, plus an additional 25,000 Class D Shares as "Bonus Shares" to certain Investors as described in "Rewards and Bonus Shares" below.

Minimum Investment

The minimum investment by any Investor in this Offering is $1,000, or 25 shares.

Rewards and Bonus Shares

At stepped investment levels, the Company plans to offer investment packages that provide various incentives, including our products, accessories and events with our executives. The Company plans to offer the following benefits at various levels of investment:

Minimum Shares	Min. Investment	Bonus Shares	Product Discounts
25 Shares	$1,000	–	5% off any inGen products
75 Shares	$3,000	10% Bonus Shares	20% off any inGen products
175 Shares	$7,000	25% Bonus Shares	40% off any inGen products

"Bonus Shares" are additional Shares of Class D Common Stock that are issued to Investors purchasing Shares in this offering for no additional monetary compensation. Therefore, those Investors are effectively receiving a discount on the Shares they purchase. Bonus Shares have identical rights, privileges, preferences as well as restrictions to the Shares of Class D Common Stock purchased. The Company will absorb the cost of the issuance of the Bonus Shares; to the extent any are issued, it will reduce the proceeds that the Company may receive.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares and will not receive any compensation related to the Bonus Shares.

Investor Processing Fee

Investors will be required to pay an Investor Processing Fee of $30 to the Company at the time of the subscription to help offset transaction costs. A portion of this fee is paid to the Intermediary. The Intermediary also earns commissions on the Investor Processing Fee.

Investment Confirmation Process

In order to purchase the Shares, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Shares indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF (the "Closing Date"), using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Closing Date or Offering Deadline, whichever comes first, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Investment Cancellations

Investors will have up to 48 hours prior to the Closing Date to change their minds and cancel their investment commitments for any reason. Once the Closing Date is within 48 hours of passing, Investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the Offering closing upon the Offering Deadline.

Material Changes

Material changes to the Offering would include but are not limited to, changes to the Target Offering Amount (i.e., minimum offering size), the price per Share being sold in the Offering, the Company's management, etc. If the Company makes a material change to the Offering terms or other information disclosed, including a change to the Offering Deadline, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those Investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of Shares to the Investors. During this time, the Company may continue soliciting other Investors and receiving additional investment commitments. Investors should note that if Investors have already received their Shares, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, no investment limits apply.

Other Terms

The terms of the Company's Class D Common Stock are summarized in a table presented in response to Question 17 in "Description of Issuer's Securities," below, which summary is qualified in its entirety by the provisions of the Company's Certificate and Bylaws. *See also* the cover page and page ii of this Form C for additional terms of the Offering, including the Target Offering Amount, Offering Deadline, and how to participate in this Offering through the Intermediary.

14. Do the securities offered have voting rights?   ☐ Yes   ☒ No

15. Are there any limitations on any voting or other rights identified above?   ☒ Yes   ☐ No

See answer to Questions 17 in "Description of Issuer's Securities," below.

16. How may the terms of the securities being offered be modified?

The Company's Certificate may be amended in accordance with the terms of the Certificate and the DGCL. The provisions of the Subscription Agreement may only be modified except as specifically set forth therein or by a writing signed by the Company and the Investor. This Form C may only be amended in accordance with Regulation CF of the Securities Act.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;

(2)   to an accredited investor;

(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: THE TERM "ACCREDITED INVESTOR" MEANS ANY PERSON WHO COMES WITHIN ANY OF THE CATEGORIES SET FORTH IN RULE 501(A) OF REGULATION D, OR WHO THE SELLER REASONABLY BELIEVES COMES WITHIN ANY OF SUCH CATEGORIES, AT THE TIME OF THE SALE OF THE SECURITIES TO THAT PERSON.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, parent, stepparent, grandparent, souse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "Spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Type	Class A Common Stock
Securities (or Amount) Authorized	7,200,000
Securities (or Amount) Outstanding	6,500,000
Par Value Per Share	$0.00001
Voting Rights	Yes (200 votes per share)
Dividend Rights	Eligible to receive dividends as declared by the Company's Board of Directors, subject to the prior rights of Class C shareholders
Liquidation Rights	Entitled to liquidation payments pro rata with Common Stock shareholders from any remaining available proceeds after Class C shareholders have been paid in full
Other Rights and Preferences	No preemptive, conversion or other rights

Type	Class B Common Stock
Securities (or Amount) Authorized	4,500,000
Securities (or Amount) Outstanding	226,547
Par Value Per Share	Yes (1 vote per share)
Voting Rights	$0.00001
Dividend Rights	Eligible to receive dividends as declared by the Company's Board of Directors, subject to the prior rights of Class C shareholders
Liquidation Rights	Entitled to liquidation payments pro rata with Common Stock shareholders from any remaining available proceeds after Class C shareholders have been paid in full
Other Rights and Preferences	No preemptive, conversion or other rights

Type	Class C Preferred Stock
Securities (or Amount) Authorized	2,000,000
Securities (or Amount) Outstanding	0
Par Value Per Share	$0.01
Voting Rights	None
Dividend Rights	Eligible but not entitled to receive dividends; however, if the Board of Directors declares a dividend on any shares, Class C shareholders are entitled to dividends prior and in preference to any declaration or payment of any dividend on shares of Common Stock
Liquidation Rights	Entitled to greater of liquidation payments pro rata with Class C shareholders prior to any distribution of proceeds to Common Stock shareholders, or amount payable to Common Stock shareholders if all shares of Class Stock had been converted into Common Stock
Conversion Rights	Entitled to conversion to Class D Shares at the option of the shareholder, upon any liquidation or dissolution or "deemed liquidation event" (which generally includes any merger or change of control)
Other Rights and Preferences	No preemptive or other rights

Type	Class D Common Stock
Securities (or Amount) Authorized	300,000
Securities (or Amount) Outstanding	0
Par Value Per Share	$0.00001
Voting Rights	None
Dividend Rights	Eligible to receive dividends as declared by the Company's Board of Directors, subject to the prior rights of Class C shareholders
Liquidation Rights	Entitled to liquidation payments pro rata with Common Stock shareholders from any remaining available proceeds after Class C shareholders have been paid in full
Transfer Restrictions	The subscription agreement that Investors will execute in connection with this Offering contains a "market stand-off" provision in the event of a proposed public offering, by which Investors agree not to transfer any Class D Shares, or other securities of the Company held by the Investor, within 180 days following the public offering without the prior written consent of the managing underwriter.
Other Rights and Preferences	No preemptive, conversion or other rights

Type	Simple Agreements for Future Equity (SAFE)
Securities (or Amount) Authorized	$2,879,000
Securities (or Amount) Outstanding	$2,879,000
Securities Reserved for Issuance upon Exercise or Conversion	0
Voting Rights	None
Other Rights	Convertible into shares of Class B Common Stock ($2,275,000 purchase amount) or Class C Preferred Stock ($604,000) upon a preferred stock equity financing by the Company, or into shares of Class B Common Stock upon a change of control or IPO

Type	Common Stock Warrants
Securities (or Amount) Authorized	456,950[2] shares
Securities (or Amount) Outstanding	456,950[2] shares
Securities Reserved for Issuance upon Exercise or Conversion	0
Par Value Per Share	n/a
Voting Rights	None
Other Rights	Exercisable within three years of the listing of shares of the Company's capital stock for trading in a public market, for shares of the Company's Common Stock equal to up to 4.5 percent of the Company's total equity capitalization, at an exercise price equal to the lesser of the public offering price or based on a $225 million Company valuation

---

[2] Assumes the Company sells the maximum number of Shares available under this Offering and that, following this Offering, all outstanding SAFEs are converted into shares of capital stock of the Company upon a triggering event in which shares of the Company's preferred stock are valued at $40 per share.

Type	Stock Appreciation Rights (SAR)
Securities (or Amount) Authorized	530,046[3] shares
Securities (or Amount) Outstanding	530,046[3] shares
Securities Reserved for Issuance upon Exercise or Conversion	0
Par Value Per Share	n/a
Voting Rights	None
Other Rights	Exercisable beginning 180 days following the Company's IPO or registration statement covering shares of its Common Stock, for the amount by which the fair market value of the Common Stock at the time of exercise exceeds a specified "base price," multiplied by a specified multiplier, and payable in shares of Common Stock

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above.

In addition to the current limitations and qualifications of the rights of Shares of the Company's Class D Common Stock as described in the tables presented in response to Question 17, above, and the possibility of future modifications of such limitations and qualifications as described in the answers to Questions 7 and 16, above, the Shares are also subject to dilution as follows:

Immediate Dilution

An early-stage company typically sells its shares (or grants options to acquire its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. Occasionally, strategic partners are also interested in investing at an early stage. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders and early employees and/or investors, which means that the cash value of your stake is diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs. Dilution may also be caused by pricing securities at a value higher than book value or expenses incurred in an offering.

---

[3] Assumes the fair market value of the Company's common stock is $40 per share on the date the SARs vest and become exercisable and on the date of exercise.

Future Dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the Company. An investor's stake in the Company could be diluted due to the Company issuing additional shares, whether as part of a capital-raising event, upon conversion of simple agreements for future equity ("*SAFEs*") or other convertible instruments, or issued as compensation to the Company's employees or marketing partners. In other words, when the Company issues more shares, the percentage of the Company that an investor owns will go down, even though the value of the Company may go up—in which case the investor will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. SAFEs, convertible notes, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies do not pay dividends for some time).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only and are not indicative of the Company's valuation or capital structure):

- In September 2023, Adam invests $10,000 in a company valued at $1 million. Upon this investment, he is issued 100,000 shares in the company, representing 1% of all the company's shares.

- By March 2024, the company is doing very well and raises $1 million from venture capitalists based on a company valuation (before the new investment) of $5 million. While Adam still owns 100,000 shares, that now only represent about 0.8% of the company's shares. However, Adam's shares are now worth $50,000.

- In December 2024, the company has run into serious problems and in order to stay afloat it raises another $1 million from investors at a (pre-investment) valuation of only $3 million (commonly called a "down round"). Adam now owns only about 0.6% of the company and his stake is worth only $25,000.

This type of dilution might also happen upon conversion of convertible instruments, such as convertible notes or SAFEs, into shares. Typically, the terms of convertible instruments issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible instruments get to convert their instruments into equity at a "discount" to the price paid by the new investors (i.e., they get more shares than the new investors would for the same price). Additionally, convertible instruments may have a "valuation cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible instruments get more shares for their money than new investors. In the event that the financing is a "down round," the holders of the convertible instruments will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to convertible instruments that the Company may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?   ☒ Yes   ☐ No

In addition to the answers to Questions 13 to 18, above, the Subscription Agreement that Investors will execute in connection with this Offering contains a "market stand-off" provision. During the period, not to exceed 180 days, commencing on the effective date of a registration statement relating to an IPO of the Company, Investors agree not to transfer any Shares of Class D Common Stock, or other securities of the Company held by the Investor, without the prior written consent of the managing underwriter. Investors also agree to execute any agreements as may be reasonably requested by the underwriters of the IPO to affect the market stand-off.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

See answer to Questions 16, above.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the Shares was determined by the Company, and does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Shares.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

See answers to Question 7 under "Risk Factors," above.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,

- issuer repurchases of securities,

- a sale of the issuer or of assets of the issuer or

- transactions with related parties?

See answers to Questions 7 and 18.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
SAFE holders (various)	$419,313	varies (0-3%)	n/a	Face amount (plus interest, if applicable) converts into shares of the Company's capital stock upon certain triggering events
Note holders (various)	$821,997	20%	Aug. 2024	Noteholders have option to convert balance due into shares of the Company's capital stock at maturity

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
Sep. 2020	Reg. S	SAFE	$1,000,000	working capital
Dec. 2020	Sec. 4(a)(2)	SAFE	$96,000	working capital
Jan. 2021	Reg. S	SAFE	$1,250,000	working capital
Jul. 2021	Sec. 4(a)(2)	Common Stock Warrant	n/a (services)	n/a
ongoing	Rule 701	Stock Appreciation Rights	n/a (services)	n/a

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregated amount of capital raised by the issuer in reliance on Section 4(A)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
AH Beta Dynamics and Robotics Pvt. Ltd.	under common control with issuer	overseas software and engineering services	$408,700

FINANCIAL CONDITION OF THE COMPANY

The following discussion of the Company's financial condition and results of operations should be read in conjunction with its financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect its plans, estimates, and beliefs. The actual results from operations could differ materially from those discussed in the forward-looking statements.

27. Does the issuer have an operating history?   ☒ Yes   ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Company has been operating since its formation in 2015, engaged primarily in developing modular service robots and robotics platforms. However, we are considered a "development-stage" company because substantially all of the Company's efforts are dedicated to establishing our business, and planned principal operations have only recently commenced.

Operating Results

The Company generated net revenues totaling $165,000 and $36,174 for the fiscal years ending December 31, 2022 and 2021, respectively. Net revenue increased in 2022 compared to 2021 primarily due to revenue earned from the licensing of our intellectual property.

Our operating expenses consists of research and development costs, sales and marketing, and general and administrative expenses. Research and development expenses increased from $214,967 in 2021 to $387,767 in 2022, an increase of $172,800. This increase is attributable to additional research and development work with respect to bringing our *Aido* robot to market and additional refinement of our other forthcoming products and services. Sales and marketing expenses increased from $10,500 in 2021 to $16,741 in 2022. General and administrative expense totaled $45,247 in 2021 and $84,662 in 2022. The increase in general and administrative expenses was a result of increased headcount and labor costs.

The Company expenses in 2022 included a staff of approximately 10 employees and part consultants, as well as consulting services provided by AH Beta Dynamics with respect to hardware and software engineering, including research and development. Expenses include salaries, overhead, and consulting payments.

The Company did not recognize any non-operating income (expense) during its two most-recently completed fiscal years.

As a result of the foregoing, our net loss was $324,171 in 2022, compared with $234,540 in 2021.

Liquidity and Capital Resources

As of December 31, 2022, the Company's current assets were $165,111, consisting of cash and cash equivalents ($111) and accounts receivable ($165,000).

Historical Results and Cash Flows

For the fiscal year ended December 31, 2022, the Company recognized revenue of $165,000 in connection with the licensing of our intellectual property, which accounted for nearly all of the Company's revenue. Aside from revenue generated from its intellectual property, the Company is relying on proceeds from the sale of its securities, including private placements of equity and convertible securities and the net proceeds of this Offering, for its continued operations.

The Company has numerous products and services in development and intends to pursue sales efforts with respect to those products and services in the future.

Securities Issuances

During the fiscal year ended December 31, 2021, the Company issued and sold SAFE instruments to investors through private placement offerings, the gross proceeds of which were $246,126. During the fiscal year ended December 31, 2022, the Company raised gross proceeds of $479,170 through the issuance of notes payable. The Company intends to pursue additional private placement offerings of its equity or convertible securities in order to provide sufficient liquidity for the Company to continue its operations, including research and development and sales and marketing of its products and services.

Trend Information

We began shipping our first generation *Aido* personal robot devices to select markets in late 2022, and we intend to ramp-up sales of these devices during 2023.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

☒ Financial statements of the issuer and its predecessors, if any.

For financial statements of the Company prepared in accordance with U.S. generally accepted accounting principles, including balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements, audited by a public accountant that is independent of the Company, including a signed audit report, *see* "INGEN DYNAMICS INC. (a Delaware corporation) - Audited Financial Statements" attached to this Form C.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016.

    (1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

        (i)   in connection with the purchase or sale of any security? ☐ Yes ☒ No

        (ii)   involving the making of any false filing with the Commission? ☐ Yes ☒ No

        (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

    (2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

        (i)   in connection with the purchase or sale of any security? ☐ Yes ☒ No

        (ii)   involving the making of any false filings with the commission? ☐ Yes ☒ No

(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:

       (A)   association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No

       (B)   engaging in the business of securities, insurance or banking? ☐ Yes ☒ No

       (C)   engaging in savings association or credit union activities? ☐ Yes ☒ No

    (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal? ☐ Yes ☒ No

    (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No

    (iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from com mitting or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?   ☐ Yes   ☒ No

(ii)   Section 5 of the Securities Act?   ☐ Yes   ☒ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes   ☒ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing , the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?   ☐ Yes   ☒ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?   ☐ Yes   ☒ No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

    (1)   any other material information presented to investors; and

    (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30 of each year (120 days after the end of the fiscal year covered by the report).

Once posted, the annual report may be found on the Company's website at https://invest.ingendynamics.com.

The issuer must continue to comply with the ongoing reporting requirements until:

    (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2)   the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

    (3)   the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

    (4)   the issuer or another party repurchases all of the securities in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5)   the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

InGen Dynamics, Inc.

By: */s/ Arshad Hisham*
Name: Arshad Hisham
Title: Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Arshad Hisham
Chief Executive Officer and sole Director

Date: August 30, 2023

INGEN DYNAMICS INC.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2022 and 2021



INDEPENDENT AUDITOR'S REPORT

April 7, 2023

To: Board of Directors, INGEN DYNAMICS INC.

Re: 2022 and 2021 Financial Statement Audit

We have audited the accompanying financial statements of INGEN DYNAMICS INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, shareholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group
Aurora, CO

April 7, 2023

INGEN DYNAMICS INC.
Balance Sheets
As of December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS		2022		2021
Current Assets				
Cash and cash equivalents	$	111	$	10,112
Accounts receivable		165,000		0
Total current assets		165,111		10,112
Total Assets	$	165,111	$	10,112
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
None	$	0	$	0
Total Current Liabilities		0		0
Notes payable		479,170		0
Notes payable, related party		192,827		192,827
SAFE instruments		419,313		419,313
Total Liabilities		1,091,310		612,140
		1,091,310		612,140
SHAREHOLDERS' EQUITY				
Class A common stock		65		65
Class B common stock		144,239		144,239
Retained deficit		(1,070,503)		(746,332)
Total Shareholders' Equity		(926,199)		(602,028)
Total Liabilities and Shareholders' Equity	$	165,111	$	10,112

INGEN DYNAMICS INC.
Statements of Operations
Years Ended December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
Revenues, net	$ 165,000	$ 36,174
Operating expenses		
Sales and marketing	16,741	10,500
Research and development	387,767	214,967
General and administrative	84,662	45,247
Total operating expenses	489,171	270,714
Net Operating Income (Loss)	(324,171)	(234,540)
Net Income (Loss)	$ (324,171)	$ (234,540)

INGEN DYNAMICS INC.

Statements of Sharholders' Equity (Deficit)

Years Ended December 31, 2022 and 2021

See Independent Auditor's Report and Notes to the Financial Statements

	Class A Common Stock	Class B Common Stock	Retained Deficit	Total Shareholders' Equity
Balance as of January 1, 2021	**$ 65**	**$ 144,239**	**$ (511,792)**	**$ (367,488)**
Net income			(234,540)	(234,540)
Balance as of December 31, 2021	**$ 65**	**$ 144,239**	**$ (746,332)**	**$ (602,028)**
Net income			(324,171)	(324,171)
Balance as of December 31, 2022	**$ 65**	**$ 144,239**	**$ (1,070,503)**	**$ (926,199)**

INGEN DYNAMICS INC.
Statements of Cash Flows
Years Ended December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
Operating Activities		
Net Income (Loss)	$ (324,171)	$ (234,540)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) decrease in accounts receivable	(165,000)	0
Increase (decrease) in accounts payable	0	(2,233)
Increase (decrease) in unearned revenue	0	(36,174)
Net cash used in operating activities	(489,171)	(272,947)
Investing Activities		
None	0	0
Net cash used in investing activities	0	0
Financing Activities		
Proceeds issuing SAFE instruments	0	246,126
Proceeds from issuing notes payable	479,170	0
Net change in cash from financing activities	479,170	246,126
Net change in cash and cash equivalents	(10,001)	(21,991)
Cash and cash equivalents at beginning of period	10,112	32,103
Cash and cash equivalents at end of period	$ 111	$ 10,112

INGEN DYNAMICS INC.
Notes to the Financial Statements
Years ended December 31, 2022 and 2021
See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

INGEN DYNAMICS INC. (which may be referred to as the "Company", "we," "us," or "our") was organized as a corporation in Delaware in July 2015. The Company is an artificial intelligence, automation and robotics company featuring a software platform strategy.

As of December 31, 2022, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations by continuing its crowdfunding campaign (see Note 8) and the continued receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2022, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2022 and 2021, the Company had $111 and $10,112, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered.   Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. The Company generally collects all service fees as a brokerage at the time the service is provided.

Sales Taxes

Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Long-Lived Assets

Assets are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation or amortization is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment and long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2022 and 2021, the Company maintained no fixed or intangible assets.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States GAAP, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.
- Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
- Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2022 as the Company had no taxable income from its start-up operations. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed under Internal Revenue Code as a C corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from licensing is recognized over the period of the license agreement and upon the sale of tangible goods upon delivery.

Sales and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company is current with its corporate tax return filing obligations for 2022. The Company incurred a loss during the period from Inception through December 31, 2022 and so no tax provision is required as any deferred tax asset is unlikely to have value based on the Company's lack of taxable income.

NOTE 4 – EQUITY

The Company has authorized three classes of shares and has issued 6,500,000 shares of its Class A common equity to a single holder, its chief executive, Mr. Arshad Hisham. Additionally, the Company has issued 226,547 shares of Class B equity.

NOTE 5 –DEBT

Due to Affiliate

The Company has borrowed $192,827 from affiliates on a revolving account to cover expenses and other costs.

SAFE Instruments
The Company issued five simple agreements for future equity ("SAFE") instruments totaling $419,313. The SAFE instruments provide for the automatic conversion to equity upon a future fundraising event at pre-arranged discounts and valuation caps.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
The Company is early-stage in its growth and occasionally relies on contributions from the affiliate ownership group to cover expenses, perform marketing, and other core functions.

Because these transactions are among related parties, there is no guarantee that similar commercial terms could be found in the normal course of business.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2016. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Reg A Securities Offering
The Company is contemplating issuing securities offering exempt from registration under Regulation A. Advisors and facilitators will receive compensation for the listing commensurate with its standard terms.

Management's Evaluation
Management has evaluated subsequent events through April 7, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.